

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 17, 2017

Michael McMillan
Chief Executive Officer
CynergisTek, Inc.
27271 Las Ramblas, Suite 200
Mission Viejo, CA 92691

> **Re:** **CynergisTek, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 10, 2017**
> **File No. 333-220888**

Dear Mr. McMillan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Alexander Pearson, Esq.
   Rob Yates, Esq.
   Kirton McConkie PC